Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

October 1, 2015

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Hubilu Venture Corporation
Response to Comment letter dated August 24, 2015
Registration Statement on Form S-1
Filed: May 21, 2015
File No. 333-204347

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment No. 4 to the above Registration Statement. The changes are made in response to the Pre-Effective Amendment No. 3 of the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 23, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	Please describe in greater detail the clients and services provided by the company in which the company has generated revenues.

Response:	Revised to disclose the following: “112 South Eucalyptus Avenue, LLC, our first client, retained us to assist it in maximizing its return on equity for its property, and to source new properties for it to buy. We are evaluating various options for the client including a sale or a 1031 exchange. We are also advising the client on the use of strategies utilizing an all inclusive trust deed (AITD) whereby the seller of real estate, with equity greater than its tax base, can spread the tax liability over the life of the loan underlying the AITD. This strategy also allows the seller to have an ongoing income stream, which is the primary objective of selling a property using an AITD. We have conducted a preliminary valuation of the property and have shown the opportunity to a number of potential investors. In the event we are unable to attract an interested party to purchase the property, we will then introduce the seller to an experienced real estate broker who understands AITDs and how to market the property to buyers. We are also in the process of seeking new properties for the client to buy, either as a stand-alone purchase or as part of a 1031 exchange.”

Hateley & Hampton

Attorneys & counselors

Mr. Tom Kluck

October 1, 2015

Business, page 27

2.	We note your response to comment 3 of our letter and we reissue in part our prior comment. We note your disclosure on page 27 that the company entered into a consulting agreement with its first client, 112 South Eucalyptus Avenue LLC. Please disclose in greater detail the principal terms of this agreement. Also, please file the agreement as an exhibit since the registrant’s business appears to be substantially dependent upon this agreement. See Item 601(b)(10) of Regulation S-K.

Response:	Included the agreement as Exhibit 10.1 and revised to disclose the following: “Under the terms of the consulting agreement, we will provide services to the client, which include: (i) analysis of potential sale value of client’s property based on seller carry or AITD sale; (ii) exposure of the property to our relationships with potential buyers; (iii) developing a marketing approach, including real estate broker leads and interviewing prospective real estate brokers; and (iv) developing new property leads for client to purchase. We received $1,000 as an initial deposit towards future fees. We will receive a $2,500 fee to complete an analysis of the client’s property value. We will also receive a fee of $5,000 to introduce the client to a buyer who buys the property or a real estate broker who sells the property. The agreement also provides for us to receive a $50,000 consulting fee if we introduce a property to the client where there is no real estate broker already listing the property for sale, and the client then purchases the property as a result of our introduction.”

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	David Behrend, President